EXHIBIT 12.1

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	NINE MONTHS ENDED SEPTEMBER 30,	YEARS ENDED DECEMBER 31,
	2015	2014	2013	2012	2011	2010
Earnings (1)	$3,065	$5,083	$5,128	$8,236	$6,725	$3,750
Plus: Interest Expense	821	1,108	1,192	1,264	1,222	1,257
One-third of rental expense (2)	92	127	145	158	143	120
Adjusted Earnings	3,978	6,318	6,465	9,658	8,090	5,127

Fixed charges:
Interest expense (3)	821	1,108	1,192	1,264	1,222	1,257
Capitalized interest	9	13	25	26	18	26
One-third of rental expense (2)	92	127	145	158	143	120
Total fixed charges	$922	$1,248	$1,362	$1,448	$1,383	$1,403

Ratio of earnings to fixed charges	4.3	5.1	4.7	6.7	5.8	3.7

(1)       Consolidated profit before taxes

(2)       Considered to be representative of interest factor in rental expense

(3)       Does not include interest on income taxes and other non-third-party indebtedness